SCHEDULE 13D

CUSIP No. 09255E	Page 1 of 30

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BlackRock MuniYield New York Quality Fund, Inc.

(Name of issuer)

AUCTION RATE PREFERRED

(Title of class of securities)

09255E

(CUSIP number)

David Lavan, Esq. O’Melveny & Myers LLP 1625 Eye Street, NW Washington, DC 20006 (202) 383-5191

(Name, address and telephone number of person authorized to receive notices and communications)

January 1, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09255E		Page 2 of 30
1.	Names of reporting persons Bank of America Corporation 56-0906609
2.	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3.	SEC use only
4.	Source of funds (see instructions): WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power:
	8.	Shared voting power: 5,508
	9.	Sole dispositive power:
	10.	Shared dispositive power: 5,508
11.	Aggregate amount beneficially owned by each reporting person: 5,508
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11): 55.6%
14.	Type of reporting person (see instructions) HC

SCHEDULE 13D

CUSIP No. 09255E		Page 3 of 30
1.	Names of reporting persons Bank of America, N.A. 94-1687665
2.	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3.	SEC use only
4.	Source of funds (see instructions): WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power:
	8.	Shared voting power: 134
	9.	Sole dispositive power:
	10.	Shared dispositive power: 134
11.	Aggregate amount beneficially owned by each reporting person: 134
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11): 1.4%
14.	Type of reporting person (see instructions) BK

SCHEDULE 13D

CUSIP No. 09255E		Page 4 of 30
1.	Names of reporting persons Blue Ridge Investments, L.L.C 56-1970824
2.	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3.	SEC use only
4.	Source of funds (see instructions): WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power:
	8.	Shared voting power: 5,374
	9.	Sole dispositive power:
	10.	Shared dispositive power: 5,374
11.	Aggregate amount beneficially owned by each reporting person: 5,374
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11): 54.2%
14.	Type of reporting person (see instructions) OO

Item 1	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of auction rate preferred securities (“ARPS”) of BlackRock MuniYield New York Quality Fund, Inc. (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13G, which was last amended on June 10, 2010 (“Schedule 13G”). This Statement is being filed by the Reporting Persons (as defined below) as a result of the December 31, 2010 termination of the Global Exemptive Relief heretofore relied upon by the Reporting Persons. The Issuer’s principal executive offices are located at 100 Bellevue Parkway, Wilmington, DE 19809.

All series of ARPS issued by the Issuer that vote together as a single class are treated as one class. As closed-end funds that issue auction rate preferred securities do not provide publicly the amount of such securities outstanding, we established the amount of such securities outstanding by canvassing the issuers and the managers of the various auctions for such securities.

Item 2	Identity and Background

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Bank of America Corporation (“BAC”)

ii.	Bank of America, N.A. (“BANA”)

iii.	Blue Ridge Investments, L.L.C. (“Blue Ridge”)

This Statement relates to the ARPS held for the account of BANA and Blue Ridge.

The address of the principal business office of BAC is:

Bank of America Corporate Center

100 North Tryon Street

Charlotte, North Carolina 28255

The address of the principal business office of BANA is:

101 South Tryon Street

Charlotte, North Carolina 28255

The address of the principal business office of Blue Ridge is:

214 North Tryon Street

Charlotte, North Carolina 28255

BAC, through its wholly-owned subsidiaries, BANA, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Blue Ridge, is engaged in providing a diverse range of financial services and products. Since settlements with the Securities and Exchange Commission and certain state agencies in 2008, Merrill Lynch and certain predecessors have worked with their customers and issuers of auction rate preferred securities to provide liquidity to the auction rate preferred securities market. This has included purchasing auction rate preferred securities from their customers and working with issuers so that they are able to redeem outstanding auction rate preferred securities. BAC’s efforts to work with issuers continue and may include working with the Issuer in the future.

Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.

Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons to purchase the securities reported herein was approximately $137,700,000. The source of funds was the working capital of the Reporting Persons.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

Item 4	Purpose of the Transaction

Since settlements with the Securities and Exchange Commission and certain state agencies in 2008, the Reporting Persons have worked with their customers and issuers of auction rate preferred securities to provide liquidity to the auction rate preferred securities market. This has included purchasing auction rate preferred securities, including those reported on herein, from customers and working with issuers so that they are able to redeem outstanding auction rate preferred securities. The Reporting Persons efforts to work with issuers continue and may include working with the Issuer in the future. The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5	Interest in Securities of the Issuer

(a) - (b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c) No transactions in the Issuer’s ARPS have been effected in the past sixty days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, ARPS that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons under Item 4 hereof are incorporated herein by reference.

Item 7	Material to be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement.

99.2	Power of Attorney.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2011

BANK OF AMERICA CORPORATION

By:	/S/ MICHAEL DIDOVIC
Name:	Michael Didovic
Title:	Attorney-in-fact

BANK OF AMERICA, N.A.

By:	/S/ MICHAEL DIDOVIC
Name:	Michael Didovic
Title:	Director

BLUE RIDGE INVESTMENTS, L.L.C.

By:	/S/ JOHN HIEBENDAHL
Name:	John Hiebendahl
Title:	Senior Vice President and Controller

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement.

99.2	Power of Attorney.

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF

REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Bank of America Corporation and Bank of America, N.A. The business address of each of the executive officers and directors of Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255. The business address of each of the executive officers and directors of Bank of America, N.A. is 101 South Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Bank of America Corporation	Principal Occupation
Brian T. Moynihan	Chief Executive Officer, President and Director	Chief Executive Officer and President of Bank of America Corporation

David C. Darnell	President, Global Commercial Banking	President, Global Commercial Banking of Bank of America Corporation

Barbara J. Desoer	President, Home Loans and Insurance	President, Home Loans and Insurance of Bank of America Corporation

Sallie L. Krawcheck	President, Global Wealth and Investment Management	President, Global Wealth and Investment Management of Bank of America Corporation

Thomas K. Montag	President, Global Banking and Markets	President, Global Banking and Markets of Bank of America Corporation

Joe L. Price	President, Consumer and Small Business Banking	President, Consumer and Small Business Banking of Bank of America Corporation

Charles H. Noski	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Bank of America Corporation

Edward P. O’Keefe	General Counsel	General Counsel of Bank of America Corporation

Bruce R. Thompson	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation

Susan S. Bies	Director	Former Member, Board of Governors of the Federal Reserve System

William P. Boardman	Director	Former Vice Chairman, Banc One Corporation and Retired Chairman of the Board, Visa International

Frank P. Bramble, Sr.	Director	Former Executive Officer, MBNA Corporation

Virgis W. Colbert	Director	Senior Advisor, MillerCoors Company

Charles K. Gifford	Director	Former Chairman of Bank of America Corporation

Charles O. Holliday, Jr.	Chairman of the Board	Chairman of the Board of Bank of America Corporation

D. Paul Jones, Jr.	Director	Former Chairman, Chief Executive Officer and President, Compass Bancshares, Inc.

Monica C. Lozano	Director	Chief Executive Officer of ImpreMedia, LLC

Thomas J. May	Director	Chairman, President and Chief Executive Officer of NSTAR

Donald E. Powell	Director	Former Chairman, Federal Deposit Insurance Corporation

Robert W. Scully	Director	Former Member, Office of the Chairman of Morgan Stanley

The following sets forth the name and present principal occupation of each executive officer and director of Blue Ridge Investments, L.L.C. The business address of each of the executive officers and directors of Blue Ridge Investments, L.L.C. is 214 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Blue Ridge Investments, L.L.C.	Principal Occupation
Keith T. Banks	Manager and Executive Vice President	President US Trust and Co-Head Private Wealth Management of Bank of America, National Association

Alastair Borthwick	Manager and Executive Vice President	Managing Director, Global Capital Markets Product Head of Merrill Lynch, Pierce, Fenner & Smith Incorporated

George C. Carp	Manager and Executive Vice President	Managing Director, Capital Markets Finance Executive of Bank of America Corporation

Neil A. Cotty	Executive Vice President	Chief Accounting Officer of Bank of America Corporation

Marlene B. Debel	Manager and Executive Vice President	Managing Director, Risk Management Executive of Merrill Lynch & Co., Inc.

David J. Flannery	Executive Vice President	Managing Director, Leveraged Finance Product Head of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Lawrence Forte	Manager and Executive Vice President	Managing Director, Business Support Executive of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Kris A. Gagnon	Manager and Executive Vice President	Senior Vice President, Risk Management Executive of Bank of America, National Association

Graham C. Goldsmith	Executive Vice President	Managing Director, Head of Distressed of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Wendy J. Gorman	Executive Vice President	Managing Director, Risk Management Executive of Bank of America, National Association

Geoffrey Greener	Executive Vice President	Managing Director, Global Markets Portfolio Management for Merrill Lynch, Pierce, Fenner & Smith Incorporated

Mark D. Linsz	Executive Vice President	Managing Director, Treasurer of Bank of America, National Association

Walter J. Muller	Executive Vice President	Managing Director, Chief Investment Officer of Bank of America, National Association

Gregory Mulligan[1]	Executive Vice President	Managing Director, Global Bank Funding Executive of Bank of America, National Association/London Branch

Alice Jane Murphy	Executive Vice President	Managing Director, Head of Capital Raising Product for Merrill Lynch, Pierce, Fenner & Smith Incorporated

Michael B. Nierenberg	Executive Vice President	Managing Director, Head of Mortgages of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Gerhard Seebacher[2]	Executive Vice President	Managing Director, Head of Credit Products of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Richard S. Seitz	Executive Vice President	Managing Director, Bank Funding Manager of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Bradley M. Taylor	Executive Vice President	Managing Director, Bank Funding Manager of Merrill Lynch & Co., Inc.

Peter D. Taube	Executive Vice President	Managing Director, Capital Markets Finance Executive of Bank of America, National Association

Robert J. Voreyer	Executive Vice President	Managing Director, Head of Trading of Merrill Lynch, Pierce, Fenner & Smith Incorporated

[1]	Mr. Mulligan is a citizen of the United Kingdom.
[2]	Mr. Seebacher is a citizen of Austria.

SCHEDULE II

BAC Muni Derivative Settlement

The Board of Governors of the Federal Reserve System (the “Board”) reviewed certain activities related to various types of anti-competitive activity by certain employees of Bank of America Corporation (“BAC”) in conjunction with the sale of certain derivative financial products to municipalities and non-profit organizations variously between 1998 and 2003. Following the review, BAC and the Board entered into a Formal Written Agreement on December 6, 2010, to ensure that BAC proactively and appropriately manages its compliance risk related to certain competitively bid transactions. In addition, BAC agreed to submit a written plan to strengthen BAC’s compliance risk management program regarding those same competitively bid transactions, and to promptly implement that plan once it is approved by the Federal Reserve Bank of Richmond.

BANA Muni Derivative Settlement

The Comptroller of the Currency (the “Comptroller”) reviewed certain activities related to the participation of certain employees of Bank of America, N.A. (“BANA”) in the sale of certain derivative financial products to municipalities and non-profit organizations, and found information indicating that certain BANA employees engaged in illegal bidding activity related to the sale of those derivative financial products variously between 1998 and January 2004. Following the review, BANA and the Comptroller entered into a Formal Written Agreement on December 7, 2010, to ensure that BANA proactively and appropriately manages its compliance risk related to various competitively bid transactions, including those related to derivative financial products to municipalities and non-profit organizations.

In addition, BANA agreed to do a formal assessment of all business lines that engage in certain types of competitively bid transactions, to complete a formal evaluation of the operational policies and procedures applicable to such businesses to ensure that adequate policies and procedures exist to ensure compliance with safe and sound banking practices, law, and regulations related to the competitively bid transactions, and to develop an internal training program to ensure compliance with all laws and regulations related to competitively bid transactions. Upon approval by the Comptroller, BANA must immediately begin to implement the policies, procedures and programs called for by the Agreement. Finally, BANA agreed to pay unjust enrichment in the amount of $9,217,218 to certain counterparties indentified by the Comptroller.

Merrill Lynch (as successor to BAS) Muni Derivative Settlement

On December 7, 2010, the Securities and Exchange Commission (“SEC”) issued an administrative and cease-and-desist order (the “Order”) finding that Banc of America Securities LLC (“BAS”) (which was merged with and into Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) on 11/01/2010) willfully violated Section 15(c)(1)(A) of the Securities Exchange Act of 1934 when certain employees participated in improper bidding practices involving the temporary investment of proceeds of tax-exempt municipal securities in reinvestment products during the period 1998-2002. The Order censured BAS, ordered BAS to cease and desist from committing or causing such violations and future violations, and ordered BAS to pay disgorgement plus prejudgment interest in the amount of $36,096,442.00. BAS consented to the Order without admitting or denying the SEC’s findings.

Merrill Lynch 529 Plan AWC

On November 23, 2010, the Financial Industry Regulatory Authority (“FINRA”) alleged that Merrill Lynch violated MSRB Rule G-27 in that during the period January 2002 to February 2007, Merrill Lynch required registered representatives to consider potential state tax benefits offered by a state in which a client resides as a factor when recommending a client invest in a 529 plan. But Merrill Lynch’s written supervisory procedures did not require supervisors to document reviews to determine if registered representatives had in fact considered potential state tax benefits when recommending a client invest in a 529 plan. As a result, Merrill Lynch did not have effective procedures relating to documenting its suitability determinations in connection with the sale of 529 plans. Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch is censured, fined $500,000 and required within 60 days of execution of this Acceptance, Waiver and Consent (“AWC”) to distribute a stand-alone letter acceptable to FINRA to each current customer who resided in a state that offered 529-related state tax benefits at the time the customer opened an advisor-sold specific 529 plan account at Merrill Lynch from June 2002 through February 2007; the letter will instruct the customers to call a designated Merrill Lynch phone number with inquiries, concerns or complaints regarding their 529 investment. The designated number will be available for 120 days after which the number will contain a recorded message to contact Merrill Lynch’s college plan services area. If requested within 180 days of mailing of the 529 letter, Merrill Lynch will assist in transferring or rolling-over any customer’s investment in the specific plan into a 529 plan of the customer’s choice within his/her home state, regardless of whether Merrill Lynch currently offers such 529 plan, with Merrill Lynch waiving any and all client fees, costs in connection with the sale, transfer, or roll-over of the specific plan; and/or any and all client fees, costs due to Merrill Lynch in connection with the initial purchase of a 529 plan within the customer’s home state using the proceeds of the specific plan. Merrill Lynch shall provide FINRA semi-annually or upon FINRA’s request, until December 31, 2011, a report describing each oral/written inquiry, concern or complaint received through the designated number or any written complaint otherwise received by Merrill Lynch concerning the specific plan from the 529 letter recipients, along with a description of how Merrill Lynch addressed or resolved the inquiries, concerns or complaints of each such customer.

Merrill Lynch (as successor to BAI) Massachusetts Consent

On November 17, 2010, the Commonwealth of Massachusetts Securities Division alleged that two employees of Banc of America Investment Services, Inc. (“BAI”) (which merged with and into Merrill Lynch on 10/23/2009) sold Fannie Mae and Freddie Mac federal agency step-up bonds to an investor and that they did not describe the bonds accurately. The state regulator alleged that BAI failed to supervise the conduct in violation of M.G.L. C.110a § 204(a)(2)(g). Only BAI was named as a respondent in the consent order. On November 16, 2010, BAI submitted an offer of settlement, without admitting or denying the facts and without an adjudication of any issue of law or fact, and consented to the entry of the consent order. BAI agreed to a fine of $100,000, to cease and desist, and to an undertaking to retain an independent compliance consultant and impose heightened supervision on a representative.

Merrill Lynch FINRA UIT AWC

On August 18, 2010, FINRA alleged that Merrill Lynch violated NASD Rules 2110, 2210, 3010—in that Merrill Lynch failed to establish, maintain and enforce a supervisory system and written supervisory procedures reasonably designed to achieve compliance with its obligations to apply sales charge discounts to all eligible Unit Investment Trust (“UIT”) purchases. Merrill Lynch relied on its brokers to ensure that customers received appropriate UIT sales charge discounts, despite the fact that Merrill Lynch failed to appropriately inform and train brokers and their supervisors about such discounts. Merrill Lynch’s written supervisory procedures had little or no information or guidance regarding UIT sales charge discounts. Once Merrill Lynch established procedures addressing UIT sales charges discounts, they were inaccurate and conflicting. Merrill Lynch’s written supervisory procedures incorrectly stated that a discount would not apply when a client liquidates an existing UIT position and uses the proceeds to purchase a different UIT. Merrill Lynch’s procedures lacked substantive guidelines, instructions, policies, or steps for brokers or their supervisors to follow to determine if a customer’s UIT purchase qualified for and received a sales charge discount. As a result of the defective procedures, Merrill Lynch failed to provide eligible customers with appropriate discounts on both UIT rollover and breakpoint purchases. Merrill Lynch failed to identify and appropriately apply sales charge discounts in transactions reviewed in a sample of customer purchases in certain top selling UITS. As a result, Merrill Lynch overcharged customers in this sample approximately $123,000. Following FINRA’s publication of a settlement with another firm concerning UIT transactions and independent of FINRA’s pending inquiry, Merrill Lynch analyzed its application of sales charge discounts to UIT transactions. As a result of the review, Merrill Lynch identified customers that were overcharged when purchasing UITs through Merrill Lynch and in accordance with the undertakings set forth below, will remediate those customers more than $2 million in overcharges. Merrill Lynch approved for distribution inaccurate and misleading UIT sales literature and provided this UIT presentation for brokers to use with clients. This presentation was subject to the content standards set forth in NASD Rule 2210(d) and violated those standards. Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch is censured, fined $500,000 and agrees to provide remediation to customers who, during the relevant period, purchased UITs and qualified for, but did not receive, the applicable sales charge discount. Within 90 days of the effective date of this AWC, Merrill Lynch submitted to FINRA a proposed plan of how it will identify and compensate customers who qualified for, but did not receive, the applicable UIT sales charge discounts. The date that FINRA notifies Merrill Lynch that it does not object to the plan shall be called the notice date. In the event FINRA does object to the plan, Merrill Lynch will have an opportunity to address FINRA’s objections and resubmit the plan within 30 days. A failure to resubmit to FINRA a plan that is reasonably designed to meet the specific requirements and general purpose of the undertaking will be a violation of the terms of the AWC. Merrill Lynch shall complete the remediation process within 180 days from the notice date. Within 210 days of the notice date, Merrill Lynch will submit to FINRA a schedule of all customers identified during Merrill Lynch’s review as not having received an appropriate sales charge discount. The schedule shall include details of the qualifying purchases and the appropriate discount and total dollar amounts of restitution provided to each customer. Also within 210 days from the notice date, Merrill Lynch will submit to FINRA a report that explains how Merrill Lynch corrected its UIT systems and procedures and the results of Merrill Lynch’s implementation of its plan to identify and compensate qualifying customers including the amounts and manner of all restitution paid.

Merrill Lynch NASDAQ Settlement

On June 29, 2010, the NASDAQ Stock Market (“NASDAQ”) alleged that Merrill Lynch violated NASDAQ RULES 2110, 3010 in that Merrill Lynch’s supervisory system and written supervisory procedures were not reasonably designed to achieve compliance with applicable securities laws and regulations (including NASD notice to members 04-66) and NASDAQ rules concerning the prevention of erroneous orders and transactions and frivolous clearly erroneous transaction complaints. Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch is censured, fined $10,000 and required to revise its written supervisory procedures regarding compliance with NASD Notice to Members 04-66 within 30 business days of acceptance of this AWC by the NASDAQ review council.

BAC ML&Co. Proxy Rule Settlement

The SEC alleged that BAC violated the federal proxy rules by failing to disclose information concerning Merrill Lynch & Co., Inc.’s (“ML&Co.”) known and estimated losses in the fourth quarter of 2008 prior to the shareholder vote on December 5, 2008 to approve the merger between the two companies. In addition, the SEC alleged that Bank of America Corporation (the “Corporation”) violated Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14a-9 thereunder by failing to disclose in the Corporation’s joint proxy statement filed on November 3, 2008 the incentive compensation that Merrill Lynch & Co., Inc. could, in its discretion, award to its employees prior to completion of its merger with the Corporation. On February 24, 2010, a final judgment (the “Final Judgment”) was entered by the U.S. District Court for the Southern District of New York in both matters. Under the terms of the Final Judgment, BAC agreed to pay $1 in disgorgement and a $150 million civil penalty to be distributed to shareholders as part of the SEC’s Fair Funds Program at a later date in accordance with further order of the court. In addition, as part of the Final Judgment, BAC agreed, for a period of three years, to comply with and maintain certain requirements related to BAC’s corporate governance and disclosure practices.

Merrill Lynch CBOE Decision and Order of Offer of Settlement

On April 13, 2010, the Chicago Board of Options Exchange (“CBOE”) censured and fined Merrill Lynch $150,000. In addition, the BCC ordered an undertaking requiring Merrill Lynch to provide the Exchange with a certification within thirty (30) days of the issuance of the decision in this matter that Merrill Lynch has corrected the systems problems leading to this case, that all information reported to the Exchange in accordance with Rule 4.13(a) is accurate and is being submitted on a timely basis, and that respondent immediately notify the Exchange of any inaccuracies in any reports submitted pursuant to rule 4.13(a). During all relevant periods herein, Exchange members were required to submit to the large options position report all customer positions, which numbered 200 contracts or more in any single option class listed on the Exchange on the same side of the market along with their customer’s name, address, and social security number or tax identification number. Merrill Lynch failed to properly submit all required account information for approximately 1,346 accounts to the large options position report. (CBOE Rule 4.13(a) - reports related to position limits.)

Merrill Lynch Client Associate Registration Settlement

In September 2009, Merrill Lynch reached agreements in principle and final administrative settlements with the Texas State Securities Board and various state securities regulators relating to the state registration of sales assistants known as Client Associates. Without admitting or denying wrongdoing, Merrill Lynch agreed to certain undertakings and regulatory sanctions including reprimand or censure, agreement to cease and desist sales of securities through persons not registered with the states, payments of fines, penalties and other monetary sanctions (including past registration fees) of $26,563,094.50 to be divided amongst the 50 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands, and payment of $25,000 to the North American Securities Administrators Association.

Merrill Lynch, BAI and BAS Auction Rate Securities Settlements

In August 2008, Merrill Lynch, BAS and BAI each reached certain agreements in principal and final settlements with the Office of the New York State Attorney General, the Massachusetts Securities Division, various state securities regulators, and the staff of the SEC (the “ARS Settlements”) relating to auction rate securities (“ARS”). As the result of the mergers of BAI with and into Merrill Lynch on October 23, 2009 and BAS with and into Merrill Lynch on November 1, 2010, Merrill Lynch assumed the liabilities of BAI and BAS in this matter. Without admitting or denying wrongdoing, each of the aforementioned entities has agreed to, pursuant to the terms of each settlement to which it is a party, among others, repurchase ARS at par value (plus any accrued but unpaid interest or dividends) from certain eligible customers, use best efforts to provide liquidity solutions for institutional holders of ARS, participate in a special arbitration process to the extent that eligible customers believe they have a claim for consequential damages, refund certain refinancing fees related to ARS, pay a civil money penalty and compensate other eligible customers who purchased ARS and sold them at a loss. Each of Merrill Lynch, BAS and BAI has substantially completed the purchase of those ARS. BAI and BAS also agreed to pay a total civil penalty of $50,000,000 that will be distributed among the states and U.S. territories that enter into administrative or civil consent orders related to ARS. Merrill Lynch agreed to pay a $125,000,000.00 civil penalty that will be distributed similarly.

BAI Representative Supervision Settlement

On October 22, 2009, the SEC alleged that BAI failed reasonably to supervise a former registered representative who converted certain customer funds, with a view to preventing and detecting violations of Federal securities laws, as required under Section 15(B)(4)(E) of the

Securities Exchange Act of 1934 (the “Exchange Act”). Without admitting or denying the allegations, BAI agreed to enter into a settlement with the SEC, paid a civil money penalty in the amount of $150,000, and to comply with certain undertakings. Such undertakings include retaining an independent consultant to review and evaluate the effectiveness of BAI’s supervisory and compliance systems, policies, and procedures concerning the following: (1) review of customer accounts and securities transactions; and (2) periodic compliance inspections. BAI has undertaken to adopt, implement, and maintain all policies, procedures, and practices recommended by the independent consultant. Notwithstanding the settlement with the SEC, BAI has identified the customers whose funds were converted by the former BAI registered representative, and has reimbursed them in full.

Merrill Lynch Squawk Box Settlement

On March 11, 2009, without admitting or denying the SEC’s findings, Merrill Lynch consented to the entry of an administrative SEC order that (1) finds violations of Section 15(f) of the Exchange Act and Section 204A of the Investment Advisers Act of 1940 (the “Advisers Act”) for allegedly failing to maintain written policies and procedures reasonably designed to prevent the misuse of customer order information, (2) requires that Merrill Lynch cease and desist from committing or causing any future violations of the provisions charged, (3) censures Merrill Lynch, (4) imposes a $7,000,000 civil money penalty and (5) requires Merrill Lynch to comply with certain undertakings.

Merrill Lynch Consulting Services Settlement

On January 30, 2009, Merrill Lynch, without admitting or denying any findings of misconduct by the SEC, consented to the entry of an administrative order by the SEC (the “Order”) that (i) finds that Merrill Lynch violated Advisers Act Sections 204 and 206(2), and Rule 204-2(a)(14) thereunder; (ii) requires that Merrill Lynch cease and desist from committing or causing any violation or further violations of the provisions charged; (iii) censures Merrill Lynch pursuant to Advisers Act Section 203(e); and (iv) requires Merrill Lynch to pay a civil money penalty of $1 million. The Order finds that Merrill Lynch, through its pension consulting services advisory program, breached its fiduciary duty to certain current and prospective pension fund clients by misrepresenting and omitting to disclose material information.

MLPF&S FINRA OATS/TRACE AWC

On September 24, 2008, FINRA alleged that Merrill Lynch violated SEC Rules 10B-10, 17A-3, 17A-4, 200(G) of Regulation SHO, NASD Rules 2110, 2320, 3010, 3110, 4632, 4632(a), 4632(a)(7)[formerly 6420(a)(8)], 6130, 6130(d), 6230(c)(6), 6230(e), 6620, 6620(f), 6955(a), Interpretative Material 2110-2, and MSRB Rule G-14 in that . Merrill Lynch, in transactions for or with a customer, failed to use reasonable diligence to ascertain the best interdealer market and failed to buy or sell in such market so that the resultant price to its customers was as favorable as possible under prevailing market conditions; reported to the Order Audit Trail System (“OATS”) route or combined order/route reports that OATS was unable to link to the related order routed to SUPERMONTAGE or SELECTNET or corresponding new order submitted by the destination member firm due to inaccurate, incomplete or improperly formatted data; submitted to OATS

Reportable Order Events (“ROES”) that were rejected by OATS for context or syntax errors and failed to repair them; failed to report to the Trade Reporting and Compliance Engine (“TRACE”) the correct contra-party identifier for transactions in TRACE-eligible securities; reported to trace transactions in TRACE-eligible securities it was not required to report; failed to contemporaneously or partially execute customer limit orders in NASDAQ securities after it traded each subject security for its own market-making account at a price that would have satisfied each customer’s limit order; failed to report, or timely report, to the NASDAQ Market Center (“NMC”) the cancellations of trades previously submitted to NASDAQ; incorrectly reported to the NMC the 2nd leg of “riskless” principal transactions in designated securities and incorrectly designated the capacity as “principal;” failed to report to the NMC the correct symbol indicating whether it executed transactions in reportable securities in a principal or agency capacity; failed to report to the NMC or the FINRA/NASDAQ Trade Reporting Facility (“FNTRF”) the correct symbol indicating whether transactions were buy, sell, sell short, sell short exempt or cross for transactions in reportable securities; failed to report to the NMC the correct execution time for transactions in reportable securities. Merrill Lynch failed to report, or timely report to the OTC reporting facility the cancellations of trades previously submitted; transmitted to OATS reports that contained inaccurate, incomplete or improperly formatted data; failed to provide written notification disclosing to its customers that transactions were executed at an average price; failed to provide written notification disclosing its executing capacity in a transaction. Merrill Lynch failed to preserve for a period of not less than 3 years, the first 2 in an accessible place, brokerage order memoranda; in short sale order transactions, failed to properly mark the orders as short; incorrectly designated as “.W” to the FNTRF last sale reports of designated securities transactions; incorrectly reported to the FNTRF the 2nd leg of “riskless” principal transactions in designated securities because it incorrectly designated the capacity as “principal;” failed to report to the FNTRF last sale reports of transactions in designated securities; incorrectly designated as “.PRP” one last sale report; failed to report the cancellation of one trade previously submitted; failed to report the correct time of execution of a last sale report; reported the cancellation of one last sale report it was not required to; and failed to report to the FNTRF the correct symbol indicating whether it executed transactions in reportable securities in a principal or agency capacity. Merrill Lynch’s supervisory system did not provide for supervision designed to achieve compliance re: TRACE, quality of markets, transaction reporting, short sales, OATS, etc. Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch was censured, fined $242,500, and ordered to pay $11,358.65, plus interest, in restitution. A registered principal of Merrill Lynch shall submit satisfactory proof of payment of the restitution, or of reasonable and documented efforts undertaken to effect restitution no later than 120 days after acceptance of this AWC. Any undistributed restitution and interest shall be forwarded to the appropriate escheat, unclaimed property or abandoned property fund for the state in which the customer last resided. Merrill Lynch shall revise its written supervisory procedures regarding TRACE, quality of markets, OATS receiving inter-firm route matching statistics, transaction reporting, short sales, short sales bid and tick test compliance, OATS clock synchronization, safe harbor compliance, recordkeeping, limit order protection, the one percent rule, three-quote rule, etc. within 30 business days of acceptance of this AWC by the NAC. Within 90 days of acceptance of this AWC, Merrill Lynch’s Compliance Department and trading desks will develop a written plan to improve its compliance in trade reporting, OATS reporting and best execution over the 12 months following acceptance of this AWC; identify individuals responsible for overseeing supervision in these areas; and identify the resources needed to improve its compliance. At the conclusion of the 12 months, Merrill Lynch’s Chief Compliance Officer or designee and one other registered principal from one of the trading desks shall meet with FINRA representatives to describe Merrill Lynch’s progress in these areas.

BAI Maryland Supervision Settlement

On May 21, 2008, the Maryland Securities Commissioner found that BAI failed to reasonably supervise two agents who misappropriated monies from customers within the meaning of Section 11-412(a)(10) of the Maryland Securities Act. Pursuant to a consent order, BAI agreed to pay a $10,000 fine, cease and desist from further violations, and incorporate certain remedial measures into supervisory program.

BAI Wrap Fee Program Settlement

On May 1, 2008, without admitting or denying the SEC’s finding, Columbia Management Advisors, LLC (now know as BofA Advisors, LLC) consented to the entry of an order that found violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933, Sections 206(2), 206(4) and 207 of the Advisers Act and Advisers Act Rule 206(4)-1(a)(5) in connection with BAI’s wrap fee program, the adequacy of disclosures to customers regarding the program and Columbia Management Advisors’ receipt of additional management fees as a result thereof. The SEC order provides that (i) BAI and Columbia Management Advisors cease and desist from committing or causing any future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933, Sections 206(2), 206(4), and 207 of the Advisers Act, and Rule 206(4)-1(a)(5) promulgated thereunder; (ii) BAI pay $3,310,206 in disgorgement, $793,773 in prejudgment interest, and $2,000,000 in civil monetary penalty; (iii) Columbia Management Advisors pay $2,143,273 in disgorgement, $516,382 in prejudgment interest, and $1,000,000 in civil monetary penalties; (iv) censures BAI pursuant to Section 15(b)(4) of the Securities Exchange Act of 1934 and censures BAI and Columbia Management Advisors pursuant to Section 203(e) of the Advisers Act; and (v) requests that BAI comply with certain undertakings. The SEC order provides that: (1) within 15 days, BAI place and maintain on its website for at least 18 months disclosures respecting the manner of selecting funds for any discretionary program and identifying any funds affiliated with BAI or Columbia Management Advisors that are included in the program and aggregate percentage of affiliate funds included in such program; (2) within 15 days, BAI place a summary of the order on its website with a hyperlink to the order and maintain such summary and hyperlink for at least 18 months; (3) on at least a quarterly basis and continuing for at least 18 months from the date of the statement in which it is first included, BAI shall send a periodic statement or report to each discretionary mutual fund wrap fee client to specifically identify all funds or fund families advised by any affiliate of BAI; (4) within 90 days, BAI shall complete a comprehensive review of (i) whether the method of selecting mutual funds to be included in any discretionary program advised by BAI is adequately disclosed; (ii) the adequacy of disclosures respecting and discretionary program advised by BAI; and (iii) the adequacy of the policies and procedures respecting BAI recommendations to mutual fund wrap clients. upon completion of the review outlined in (4) above, BAI shall forward a description of any deficiencies found during the review and the manner in which it plans to remediate any deficiencies to the SEC. BAI shall then implement remedial actions to address any deficiencies found in the review within 120 days.

Merrill Lynch FINRA NAV AWC

On February 28, 2008, FINRA alleged that from January 1, 2002 through December 31, 2004, Merrill Lynch failed to establish, maintain and enforce a supervisory system and procedures reasonably designed to: (i) identify certain opportunities for investors to purchase mutual funds at net asset value (“NAV”) under NAV transfer programs, and (ii) provide eligible investors with the benefit of available NAV transfer programs. Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch was censured, fined $250,000.00 and must comply with the following undertakings: Merrill Lynch will provide remediation to customers who, during the period January 1, 2002 through notice of acceptance of this AWC, and qualified for, but did not receive, the benefit of an NAV transfer program. Merrill Lynch will provide remediation in accordance with a methodology not unacceptable to FINRA staff (the “Remediation Methodology”). The Remediation Methodology will be provided in writing to FINRA staff prior to retaining the third party examiner. Within 60 days from the date of the notice of acceptance of this AWC, retain a third party examiner to assess Merrill Lynch’s remediation and provide a report to FINRA staff. Within 90 days from the notice of acceptance of this AWC, Merrill Lynch shall submit to FINRA for review a sample letter notifying clients of remediation payments. The letter shall not be unacceptable to FINRA. Within 120 days from the notice of acceptance of this AWC, Merrill Lynch shall designate and train staff (the “Response Team”) to field and respond to client inquiries in connection with this AWC and the remediation processes pursuant to this AWC. Within 300 days from the notice of acceptance of this AWC, Merrill Lynch shall complete the remediation process. Within 360 days from the notice of acceptance of this AWC, Merrill Lynch shall file a report with FINRA, and simultaneously with the third party examiner. Within 420 days after the date of notice of acceptance of this AWC, Merrill Lynch shall require its third party examiner to submit a written final report to Merrill Lynch, and to FINRA.

BAS NYSE ETFS Decision

On October 4, 2007, without admitting or denying guilt, BAS consented to findings that it violated: 1. NYSE Rule 401(A) by failing to adhere to the principals of good business practice in that BAS failed to ensure the delivery of prospectuses in connection with certain sales of registered securities in violation of Section 5(B)(2) of the Securities Act of 1933; 2. NYSE Rule 1100(B) by failing to deliver product descriptions to customers that purchased Exchange traded funds (“ETFs”); and 3. NYSE Rule 342 by failing to provide for, establish and maintain appropriate procedures of supervision and control including a system of follow-up and review, with respect to its operational and technological activities relating to the delivery of product descriptions and prospectuses with respect to ETF shares and an offering of a certain equity security. BAS stipulated to the following sanctions: The imposition by the NYSE of : 1. Censure; 2. A fine in the amount of $375,000; and 3. An undertaking to provide enforcement with a written certification that its current policies and procedures, including written supervisory and operational policies and procedures, regarding the delivery of prospectuses and product descriptions are reasonably designed to ensure compliance with the Federal securities laws and NYSE rules applicable to the delivery of prospectuses and product descriptions. BAS provided the NYSE with this written certification within 90 days from the date the hearing panel made the decision in this matter final.

BAS NASD OATS AWC

On May 29, 2007, the NASD alleged that BAS transmitted to OATS execution reports that contained inaccurate, incomplete or improperly formatted data so that the OATS system was unable to link the execution reports to the related trade reports in an NASD trade reporting system; erroneously reported to OATS execution codes with the exception code of “R” for riskless principal trades it reported under the alternative approach; failed to ROES that were rejected by OATS for context and syntax errors and were repairable; submitted to OATS route or combined order/route reports that the OATS system was unable to link to the related order routed to the NASDAQ exchange or to the corresponding new order submitted by the destination member firm due to inaccurate, incomplete or improperly formatted data; failed, within 90 seconds after execution, to transmit to the trade reporting facility last sale reports of transactions in designated securities; failed, within 90 seconds, to transmit to the OTC reporting facility last sale reports of transactions in OTC equity securities; reported last sale reports of transactions in designated securities to the trade reporting facility it was not required to report; failed to report to TRACE the correct contra-party’s identifier for transactions in TRACE-eligible securities; BAS’s supervisory system did not provide for supervision reasonably designed to achieve compliance with applicable securities laws, regulations and NASD rules concerning TRACE reporting, order handling and soft dollar accounts and trading; and transmitted to OATS reports that contained inaccurate, incomplete or improperly formatted data. Without admitting or denying the findings, BAS consented to the described sanctions and to the entry of findings; therefore, BAS is censured, fined $60,000 and required to revise BAS’s written supervisory procedures concerning TRACE reporting, order handling and soft dollar accounts and trading within 30 business days of acceptance of this AWC by the NAC.

BAS NASD ACT Settlement

On March 12, 2007, the NASD alleged that BAS failed to accept or decline in the automated confirmation transaction system (“ACT”) transactions in eligible securities within 20 minutes after execution. The findings stated that BAS failed, within 90 seconds after execution, to transmit through ACT last sale reports of transactions in NASDAQ National Market (“NNM”), NASDAQ SMALLCAP (“SC”) securities and OTC equity securities. The findings also stated that BAS failed to enforce its written supervisory procedures for trade reporting and failed to designate as “.T” through ACT last sale reports of transactions in OTC equity securities executed outside normal market hours. The findings also included that BAS transmitted to OATS reports that contained inaccurate, incomplete or improperly formatted data, effected short sales in certain securities for BAS’s proprietary account and failed to make/annotate an affirmative determination that BAS could borrow the securities or otherwise provide for delivery of the securities by settlement date. The NASD found that BAS executed short sale orders and failed to properly mark the order tickets as short for those orders; failed to provide written notification disclosing to its customers its correct capacity in the transaction, that the transaction was executed at an average price and that it was a market maker. The NASD also found that BAS failed to report to ACT the correct symbol indicating whether the transaction was a buy, sell, sell short, sell short exempt or cross for transactions in eligible securities. In addition, the NASD determined that BAS’s supervisory system did not provide for supervision reasonably designed to achieve compliance with respect to the applicable securities laws, regulations and NASD rules concerning registration, SEC Rule 11AC1-6, short sales, bid test and books and records. Without admitting or denying the findings, BAS consented to the described sanctions and to the entry of findings, therefore, BAS was censured, fined $56,500 and required to revise its written supervisory procedures and supervisory enforcement with respect to registrations, SEC Rule 11AC1-6, short sales, bid test and books and records.

BAS Research Settlement

On March 14, 2007, neither admitting nor denying the findings, BAS entered into an Offer of Settlement with the SEC to settle allegations that BAS violated sections 15(c) and 15 (f) of the Exchange Act and Rule 15c1-2(a) promulgated thereunder. The SEC’s Order finds that, during the period of January 1999 through December 2001, BAS violated the antifraud and internal control provisions of the federal securities laws in connection with BAS’ issuance of research. The SEC Order provides that BAS is censured; BAS shall cease and desist from committing or causing any future violations of Sections 15(c) and 15(f) of the Exchange Act and Rule 15c1-2(a) promulgated thereunder; BAS shall pay a civil money penalty of $6 million for violations of Section 15(f) of the Exchange Act and $10 million in disgorgement plus a civil money penalty of $10 million for its violations of Section 15(c) of the Exchange Act; and BAS shall comply with certain undertakings. The SEC Order provides that; (1) within 30 days, BAS shall retain a qualified independent consultant to conduct a comprehensive review of BAS’ policies, practices and procedures to prevent the misuse of material nonpublic information concerning BAS research, to determine the adequacy of such policies, practices and procedures under Section 15(f) of the Exchange Act and to prepare a report reviewing the adequacy of BAS’ current policies, practices, and procedures and making recommendations regarding how BAS should modify or supplement the policies, practices, and procedures to prevent the misuse of material nonpublic information in compliance with Section 15(f); (2) within 120 days of BAS’ receipt of said consultant’s report, BAS shall adopt and implement all recommendations set forth in the consultant’s report; (3) within 30 days, BAS must undertake to conduct a review of the implementation and effectiveness of BAS’ policies and procedures relating to its equity research and investment banking operations to ensure compliance with all terms of the Order and provide a written report to the SEC setting forth its findings and its recommendations regarding any revisions or improvements to BAS’s policies and procedures necessary or appropriate to ensure compliance with all terms of the Order; and (4) within 30 days of the report outlined in (3) above, BAS must undertake to adopt and implement all recommendations of the report and certify that BAS’s policies and procedures relating to equity research and investment banking operations ensure compliance with all terms of the Order.

Merrill Lynch Virginia Settlement

On October 24, 2006, the Virginia Division of Securities (the “Division”) alleged that Merrill Lynch: (1) violated Securities Rule 21 VAC 5-20-260 B by failing to exercise diligent supervision over the securities activities of all of its agents, including instances of over-burdened branch management; (2) violated Securities Rule 21 VAC 5-20-280 A 3, by failing to maintain all information known about customers contained in the FFRS and Merrill Lynch’s internal computer designation for client account profiles (“KDIS”), including the failure to reconcile such information between the FFRS and the KDI system, and by failing to establish a supervisory review to ensure that appropriate disclosures were documented when it offered only the State of Maine 529 plan without comparison of this plan to Virginia’s in-state 529 plan; and (3) violated Securities Rule 21 VAC 5-20-280 A 12 by failing to consistently notify certain clients with MLUA accounts of the difference between the fees they had incurred in the MLUA program and the standard transaction charges they would have been charged had the account not been in MLUA. Merrill Lynch neither admitted, nor denied the allegations, but Merrill Lynch admitted to the Division’s jurisdiction over the matter and agreed to and has changed its policies and procedures to correct the criticisms noted. Merrill Lynch also has fulfilled its obligations for SEC-2003-00041 and Merrill Lynch has paid $75,000 to the Division to defray the cost of the investigation.

BAC AML Settlement

On September 28, 2006, BAC entered into a civil settlement agreement with the New York County District Attorney. The agreement provides that, from about 2002 to 2004, BAC had deficiencies in certain internal anti-money laundering controls and failed to react appropriately to the risk presented by certain South American money services business customers who moved funds illegally through BAC. The agreement requires BAC to make a total payment of $7.5 million, to cooperate with the New York County District Attorney in ongoing investigations and to abide by anti-money laundering changes recommended by BAC’s regulators.

BAS NASD MSRB Rule Violation Settlement

On August 17, 2006, BAS filed eight MSRB Forms G-36(OS) and (ARD) in an untimely manner in that they were filed from one to five days late. BAS also failed to establish and maintain a supervisory system reasonably designed to achieve compliance with the filing requirements of MSRB Rule G-36. Without admitting or denying the findings, BAS consented to sanctions and to the entry of findings; therefore, BAS is censured, fined $13,000, and ordered to certify in writing to the NASD its compliance with the filing requirements of MSRB Rule G-36, on a quarterly basis for a period of one year, commencing with the third quarter of 2006.

BAI NASD TRACE Settlement

On August 8, 2006, the NASD alleged that BAI (i) failed to comply with TRACE reporting requirements from January 1, 2004 through March 31, 2004 by not reporting to TRACE certain transactions within 45 minutes of execution and by reporting to TRACE certain transactions that it was not required to report, and (ii) failed to have a supervisory system reasonably designed to achieve compliance with the securities laws, regulations and NASD rules concerning accurate TRACE reporting. The NASD asserted that such purported actions violated NASD Rules 2110, 3010, 6230(A) and 6230(E). Without admitting or denying the allegations, BAI consented to a censure, a fine of $17,500 and an undertaking to revise its written supervisory procedures regarding accurate TRACE reporting within 30 business days of acceptance of the AWC.

Merrill Lynch 2006 ARS Settlement

As part of a settlement relating to managing auctions for ARS, the SEC accepted the offers of settlement of 15 broker-dealer firms, including Merrill Lynch, and issued a settlement order on May 31, 2006. The SEC found, and Merrill Lynch neither admitted nor denied, that respondents (including Merrill Lynch) violated section 17(a)(2) of the Securities Act of 1933 by managing auctions for ARS in ways that were not adequately disclosed or that did not conform to disclosed procedures. Merrill Lynch consented to a cease and desist order, a censure, a $1,500,000 civil money penalty, and compliance with certain undertakings to provide customers with written descriptions of Merrill Lynch’s material auction practices and procedures and to implement procedures reasonably designed to prevent and detect failures by Merrill Lynch to conduct auctions for auction rate securities in accordance with disclosed procedures.

BAS 2006 ARS Settlement

On May 31, 2006, without admitting or denying the findings, BAS consented to the entry of an Order that alleged that BAS had violated Section 17(A)(2) of the Securities Act. Accordingly, pursuant to Section 8A of the Securities Act and Section 15(b) of the Exchange Act, the SEC ordered that BAS is censured, shall cease and desist from committing or causing any violations and any future violations of Section 17(A)(2) of the Securities Act; and shall pay a civil money penalty of $750,000. Not later than 6 months after the entry of this order, BAS shall provide all of its customers who hold auction rate securities (“holders”) and the issuers of such securities (“issuers”) with a written description of BAS’s material auction practices and procedures. furthermore, commencing not later than 3 months after the entry of this order, BAS shall at all times make a description of its then-current material auction practices and procedures available to (1) all customers and broker-dealers who are participating through such respondent in an auction of auction rate securities on the portion of its website that is accessible to such customers and broker-dealers and is related to such auction and (2) the general public on another portion of its website accessible to the general public. Not later than 6 months after the date of this order, unless otherwise extended by the staff of the SEC for good cause shown, BAS’s chief executive officer or general counsel shall certify in writing to the staff of the SEC that respondent has implemented procedures that are reasonably designed to prevent and detect failures by BAS to conduct the auction process in accordance with the auction procedures disclosed in the disclosure documents and any supplemental disclosures and that BAS is in compliance with this order.

Merrill Lynch NASD NNM AWC

On March 23, 3006, the NASD alleged that Merrill Lynch failed to submit, for the offsetting “riskless” portion of three (3) transactions in NASDAQ NNM either a clearing-only report with a capacity indicator of “riskless principal” or a non-tape, non-clearing report with a capacity indicator of “riskless principal”; incorrectly designated as “.PRP” through ACT last sale reports of two (2) transactions in NNM securities; in seven (7) instances failed to report the correct time of execution through ACT the last sale reports of transactions in eligible securities for which Merrill Lynch has recording and reporting obligations; in ten (10) instances failed to report to ACT the correct symbol indicating whether Merrill Lynch executed transactions in eligible securities as principal, riskless principal, or agent; in two (2) instances failed to report to ACT the correct symbol indicating whether transactions in eligible securities were a buy, sell, sell short, sell short exempt, or cross; failed within 90 seconds after execution, to transmit through ACT last sale reports of three (3) transactions in Consolidated Quotation System (“CQS”) securities and failed to designate through ACT such last sale reports as late; inaccurately reported the price through ACT of one (1) last sale report of a transaction in a CQS security; in September 2003, failed to accurately report the cumulative number of shares of covered orders cancelled prior to execution in National Market System securities that it received for execution from any person and erroneously included “not held” orders in the report; failed in orders to provide written notification disclosing to customers its correct capacity to the transaction for two (2) orders; failed in two (2) instances to provide written notification disclosing to its customers the correct reported price; for a total of three (3) failed to show either the correct time of receipt and/or the execution on the memorandum of brokerage orders; it is also alleged that Merrill Lynch failed to show the terms and conditions on the memorandum of brokerage orders for five (5) orders; and Merrill Lynch’s supervisory system failed to provide for supervision reasonably designed to achieve compliance with applicable securities laws, regulations and NASD rules concerning the registration of associated persons, the front-running of orders in CQS securities, SEC rules 11AC1-5 and 11AC1-6, and NASD’s three quote rule. Denying the allegations, Merrill Lynch consented to a censure and $45,000 fine, as well as undertakings to revise Merrill Lynch’s written supervisory procedures concerning the aforementioned allegations.

Merrill Lynch NASD ISAS AWC

On March 15, 2006, the NASD alleged that Merrill Lynch did not have an adequate supervisory system and procedures that were reasonably designed to oversee the activities of its investment service advisors (“ISAs”) at the FAC and that certain of the ISAs engaged in a pattern of mutual fund switch recommendations that were accompanied by misrepresentations and omissions of facts to customers. It is also alleged that Merrill Lynch permitted individuals lacking the proper licenses as securities principals to be responsible for the supervision of the ISAs and that Merrill Lynch employed an insufficient number of registered principals to review all of the transactions. It is further alleged that in 2002, the FAC conducted three sales contests which improperly awarded non-cash compensation to ISAs based solely on the sale of Merrill Lynch’s proprietary mutual funds. Contests must be based on total sales of all products within a single category, such as mutual funds. It is alleged that Merrill Lynch failed to disclose that the ISAs often had five years or less brokerage experience, and that when making recommendations regarding securities, they were limited to mutual funds. Finally, it is alleged that Merrill Lynch among other things, lacked adequate written supervisory procedures regarding mutual funds recommendations (including switch transactions); did not conduct annual compliance audits for two years and mutual fund switches were not adequately reviewed by Merrill Lynch principals. Without admitting or denying the allegations, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch was censured and fined 5,000,000.00. Merrill Lynch was also ordered to retain an independent consultant to recommend corrective measures to Merrill Lynch policies and supervisory and compliance procedures and systems for the FAC. Until those corrective measures were implemented, Merrill Lynch imposed special supervisory procedures including monitoring calls between FAC personnel and customers.

Merrill Lynch E-Mail Communications Settlement

On March 13, 2006, Merrill Lynch entered into a settlement with the SEC whereby the SEC alleged, and Merrill Lynch neither admitted nor denied, that Merrill Lynch failed to furnish promptly to representatives of the SEC electronic mail communications (“e-mails”) as required under Section 17(a) of the Exchange Act and Rule 17a-4(j) thereunder. The SEC also alleged, and Merrill Lynch neither admitted nor denied, that Merrill Lynch failed to retain certain e-mails related to its business as such in violation of Section 17(a) of the Exchange Act and Rule 17a-4(b)(4) thereunder. Pursuant to the terms of the settlement, Merrill Lynch consented to a cease and desist order, a censure, a civil money penalty of $2,500,000 and compliance with certain undertakings relating to the retention of e-mails and the prompt production of e-mails to the SEC.

Merrill Lynch NYSE and AMEX Decisions

On February 17, 2006, the New York Stock Exchange Division of Enforcement (“NYSE”) and the American Stock Exchange (“AMEX”) alleged that Merrill Lynch failed to submit accurate electronic blue sheets in response to requests for such information from the Exchanges; failed to establish and maintain appropriate systems and procedures for the blue sheet reporting requirements; and failed to establish a separate system of follow-up and review to reasonably ensure compliance with Exchange rules pertaining to preparation and submission of electronic blue sheets. A stipulation and consent to penalty was executed agreeing to a fine of $250,000 which was paid by Merrill Lynch on 2/23/2006, as well as a censure and data validation. Merrill Lynch informed the NYSE and AMEX in writing that validation had been completed.